Filed by American Homes 4 Rent
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: American Residential Properties, Inc.
Commission File No. for Registration Statement on Form S-4: 333-208714

Dated: February 25, 2016

News Release

Date: February 25, 2016

American Homes 4 Rent Reports Fourth Quarter and Full Year 2015 Financial and Operating Results
AGOURA HILLS, California—American Homes 4 Rent (NYSE: AMH) (the “Company”), a leading provider of high quality single-family homes for rent, today announced its financial and operating results for the quarter and full year ended December 31, 2015.
Highlights

•
Core Funds from Operations attributable to common share and unit holders (“Core FFO attributable to common share and unit holders”) (as defined) for the fourth quarter of 2015 was $53.8 million, or $0.21 per FFO share and unit, compared to $42.0 million, or $0.16 per FFO share and unit, for the same period in 2014, which represents a 30.0% increase on a per share and unit basis.

•	Core Net Operating Income from Same-Home properties increased 10.5% and 8.6% year over year for the quarter and year ended December 31, 2015, respectively.

•	Maintained solid leasing performance with total and stabilized portfolio leased percentages of 93.9% and 95.6%, respectively, as of December 31, 2015.

•
Net Operating Income from initially leased properties (“Initially Leased Property NOI”) for the quarter ended December 31, 2015, was $95.2 million, a 40.0% increase from $68.0 million for the quarter ended December 31, 2014.

•	Total portfolio increased by 403 homes to 38,780 as of December 31, 2015, from 38,377 as of September 30, 2015.

•
During December 2015, the Company, American Residential Properties, Inc. (“ARPI”) and certain of our and their subsidiaries entered into a definitive Agreement and Plan of Merger (see “Merger with American Residential Properties, Inc.” later in this press release).

“We finished 2015 on a strong note, with another quarter of solid leasing and operating performance resulting in a stabilized leased percentage of 95.6% and year over year Same-Home quarterly Core NOI growth of 10.5%," stated David Singelyn, American Homes 4 Rent's Chief Executive Officer. "As we discussed throughout the year, we have made significant improvements to our operating platform in 2015, implementing best practices and fine-tuning our processes. With our announced merger with American Residential Properties, we believe we are well positioned and confident in our ability to continue to drive value for our shareholders in 2016 and beyond."
Fourth Quarter 2015 Financial Results
Total revenues increased 47.6% to $172.6 million for the fourth quarter of 2015 from $116.9 million for the fourth quarter of 2014. Revenue growth was primarily driven by continued strong leasing activity, as our average leased portfolio grew to 36,010 homes for the fourth quarter of 2015, compared to 27,206 homes for the fourth quarter of 2014.
Core Net Operating Income from Same-Home properties increased 10.5% to $59.6 million for the fourth quarter of 2015, compared to $53.9 million for the fourth quarter of 2014. This increase was primarily due to higher average occupancy levels, rental rate growth and a reduction in property operating expenses.
Initially Leased Property NOI increased 40.0% to $95.2 million for the fourth quarter of 2015, compared to $68.0 million for the fourth quarter of 2014. This increase was primarily due to substantial growth in rental income resulting from a larger number of leased properties.
Core FFO attributable to common share and unit holders was $53.8 million, or $0.21 per FFO share and unit, for the fourth quarter of 2015, compared to $42.0 million, or $0.16 per FFO share and unit, for the fourth quarter of 2014.
Net loss totaled $11.3 million for the fourth quarter of 2015, compared to a net loss of $10.0 million for the fourth quarter of 2014.
Full Year 2015 Financial Results
Total revenues increased 58.1% to $630.6 million for the year ended December 31, 2015, from $398.9 million for the year ended December 31, 2014. Revenue growth was primarily driven by continued strong leasing activity, as our average leased portfolio grew to 33,271 homes for the year ended December 31, 2015, compared to 23,154 homes for the year ended December 31, 2014.
Core Net Operating Income from Same-Home properties increased 8.6% to $130.1 million for the year ended December 31, 2015, compared to $119.7 million for the year ended December 31, 2014. This increase was primarily due to higher average occupancy levels and rental rate growth, partially offset by an increase in property operating expenses, which was driven by higher property taxes.
Initially Leased Property NOI increased 48.0% to $343.0 million for the year ended December 31, 2015, compared to $231.8 million for the year ended December 31, 2014. This increase was primarily due to substantial growth in rental income resulting from a larger number of leased properties.
Core FFO attributable to common share and unit holders was $190.4 million, or $0.72 per FFO share and unit, for the year ended December 31, 2015, compared to $143.8 million, or $0.57 per FFO share and unit, for the year ended December 31, 2014.

Net loss totaled $47.9 million for the year ended December 31, 2015, compared to a net loss of $33.1 million for the year ended December 31, 2014.
Initially Leased Property NOI, FFO attributable to common share and unit holders and Core FFO attributable to common share and unit holders are supplemental non-GAAP financial measures. Reconciliations to GAAP measures are provided in a schedule accompanying this press release.
Portfolio
As of December 31, 2015, the Company had 36,403 leased properties, an increase of 786 properties from September 30, 2015. As of December 31, 2015, the leased percentage on stabilized properties was 95.6%, compared to 95.4% as of September 30, 2015.
Investments
During the fourth quarter of 2015, the Company’s total portfolio grew by 403 homes to 38,780 homes as of December 31, 2015, compared to 38,377 homes as of September 30, 2015.
Capital Activities and Balance Sheet
During October 2015, the Company acquired the remaining 67% outside ownership interest in two of its consolidated joint ventures, RJ American Homes 4 Rent One, LLC and RJ American Homes 4 Rent Two, LLC, which own a total of 377 single-family properties, for a purchase price of $44.4 million.
During the fourth quarter of 2015, we repurchased and retired 226,556 of our Class A common shares at a weighted-average price of $15.89 per share and a total price of $3.6 million.
As of December 31, 2015, the Company had total outstanding debt of $2.6 billion with a weighted-average interest rate of 3.89% and a weighted-average term to maturity of 16.0 years. The Company’s $800.0 million credit facility, which bears interest at LIBOR plus 275 basis points, had no outstanding balance at the end of the quarter.
Merger with American Residential Properties, Inc.
On December 3, 2015, we, ARPI and certain of our and their subsidiaries entered into a definitive Agreement and Plan of Merger (the "Merger Agreement"). Subject to the terms and conditions of the Merger Agreement, ARPI will merge with and into a wholly owned subsidiary of us in a stock-for-stock transaction, with our subsidiary continuing as the surviving entity (the "Merger"), which was unanimously approved by the members of our board of trustees present at the meeting and by the board of directors of ARPI. As of September 30, 2015, ARPI owned 8,938 single-family properties. If the Merger is completed, each holder of ARPI common stock will receive 1.135 of our Class A common shares for each share of ARPI common stock and each holder of limited partnership interests in ARPI’s operating partnership will receive 1.135 Class A units of our operating partnership. The exchange ratio is fixed and will not be adjusted to reflect changes in the price of our Class A common shares or the price of ARPI common stock occurring prior to the completion of the Merger. It is anticipated that we will issue approximately 36,553,308 Class A common shares and 1,370,626 Class A units in connection with the Merger, representing approximately 12.7% of the total pro forma Class A common shares, Class B common shares and units of our operating partnership, collectively. Among other things, the proposed Merger is subject to approval by the stockholders of ARPI and other customary closing conditions. We anticipate the transaction to close on February 29, 2016.
Additional Information
A copy of the Company’s Fourth Quarter 2015 Supplemental Information Package and this press release are available on our website at www.americanhomes4rent.com. This information has also been furnished to the SEC in a current report on Form 8-K.
Conference Call
A conference call is scheduled on Friday, February 26, 2016, at 11:00 a.m. Eastern Time to discuss the Company’s financial results for the quarter and full year ended December 31, 2015, and to provide an update on its business. The domestic dial-in number is (877) 705-6003 (for U.S. and Canada) and the international dial-in number is (201) 493-6725 (passcode not required). A simultaneous audio webcast may be accessed by using the link at www.americanhomes4rent.com, under “For Investors.” A replay of the conference call may be accessed through Friday, March 11, 2016, by calling (877) 870-5176 (U.S. and Canada) or (858) 384-5517 (international), replay passcode number 13629200#, or by using the link at www.americanhomes4rent.com, under “For Investors.”
About American Homes 4 Rent
American Homes 4 Rent (NYSE: AMH) is a leader in the single-family home rental industry and “American Homes 4 Rent” is fast becoming a nationally recognized brand for rental homes, known for high quality, good value and tenant satisfaction. We are an internally managed Maryland real estate investment trust, or REIT, focused on acquiring, renovating, leasing, and operating attractive, single-family homes as rental properties. As of December 31, 2015, we owned 38,780 single-family properties in selected submarkets in 22 states.
Forward-Looking Statements
This press release contains “forward-looking statements.” These forward-looking statements relate to beliefs, expectations or intentions and similar statements concerning matters that are not of historical fact and are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” or other words that convey the uncertainty of future events or outcomes. Examples of forward-looking statements contained in this press release include, among others, our belief that, as a result of the Merger, we are well positioned to continue to drive shareholder value. The Company has based these forward-looking statements on its current expectations and assumptions about future events. While the Company's management considers these expectations to be reasonable, they are inherently subject to risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control and could cause actual results to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Such factors include, but are not limited to, failure to plan and manage the Merger effectively and efficiently; the possibility that the anticipated benefits from the Merger may not be realized or may take longer than anticipated; unexpected costs or unexpected liabilities that may arise from the Merger; the outcome of any legal proceedings that have been or may be instituted against the Company or others relating to the Merger; and the ability of the Company to successfully integrate pending transactions and implement its operating strategy. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to update any forward-looking statements to conform to actual results or changes in its expectations, unless required by applicable law. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of the Company in general, see the “Risk Factors” disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, and in the Company’s subsequent filings with the SEC.
Non-GAAP Financial Measures
This press release and the Fourth Quarter 2015 Supplemental Information Package include FFO attributable to common share and unit holders, Core FFO attributable to common share and unit holders and Initially Leased Property NOI, which are non-GAAP financial measures. We believe these measures are helpful in understanding our financial performance and are widely used in the REIT industry. Because other REITs may not compute these financial measures in the same manner, they may not be comparable among REITs. In addition, these metrics are not substitutes for net income / (loss) or net cash flows from operating activities, as defined by GAAP, as measures of our liquidity, operating performance or ability to pay dividends. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures are included in this press release and in the Fourth Quarter 2015 Supplemental Information Package.

American Homes 4 Rent
Consolidated Balance Sheets
(Amounts in thousands, except share data)

	December 31, 2015	December 31, 2014
	(Unaudited)
Assets
Single-family properties:
Land	$1,229,017	$1,104,409
Buildings and improvements	5,469,533	4,808,706
Single-family properties held for sale	7,432	3,818
	6,705,982	5,916,933
Less: accumulated depreciation	(416,044)	(206,262)
Single-family properties, net	6,289,938	5,710,671
Cash and cash equivalents	57,686	108,787
Restricted cash	111,282	77,198
Rent and other receivables, net	13,936	11,009
Escrow deposits, prepaid expenses and other assets	121,627	118,783
Deferred costs and other intangibles, net	66,996	54,582
Asset-backed securitization certificates	25,666	25,666
Goodwill	120,655	120,655
Total assets	$6,807,786	$6,227,351

Liabilities
Credit facility	$—	$207,000
Asset-backed securitizations	2,530,210	1,519,390
Secured note payable	50,752	51,644
Accounts payable and accrued expenses	154,751	149,706
Amounts payable to affiliates	4,093	—
Contingently convertible Series E units liability	69,957	72,057
Preferred shares derivative liability	62,790	57,960
Total liabilities	2,872,553	2,057,757

Commitments and contingencies

Equity
Shareholders' equity:
Class A common shares, $0.01 par value per share, 450,000,000 shares authorized, 207,235,510 and 210,838,831 shares issued and outstanding at December 31, 2015 and 2014, respectively	2,072	2,108
Class B common shares, $0.01 par value per share, 50,000,000 shares authorized, 635,075 shares issued and outstanding at December 31, 2015 and 2014	6	6
Preferred shares, $0.01 par value per share, 100,000,000 shares authorized, 17,060,000 shares issued and outstanding at December 31, 2015 and 2014	171	171
Additional paid-in capital	3,554,063	3,618,207
Accumulated deficit	(296,865)	(170,162)
Accumulated other comprehensive loss	(102)	(229)
Total shareholders' equity	3,259,345	3,450,101

Noncontrolling interest	675,888	719,493
Total equity	3,935,233	4,169,594

Total liabilities and equity	$6,807,786	$6,227,351

American Homes 4 Rent
Consolidated Statements of Operations
(Amounts in thousands, except share and per share data)

	For the Three Months Ended December 31,		For the Years Ended December 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Rents from single-family properties	$152,406	$109,543	$559,719	$376,385
Fees from single-family properties	1,965	1,192	7,646	5,968
Tenant charge-backs	16,331	5,621	56,546	14,931
Other	1,885	543	6,665	1,590
Total revenues	172,587	116,899	630,576	398,874

Expenses:
Property operating expenses
Leased single-family properties	75,472	48,326	280,907	165,474
Vacant single-family properties and other	2,068	4,129	15,018	22,899
General and administrative expense	6,409	5,879	24,906	21,947
Interest expense	27,874	9,379	89,413	19,881
Noncash share-based compensation expense	782	691	3,125	2,586
Acquisition fees and costs expensed	5,280	6,465	19,577	22,386
Depreciation and amortization	62,163	47,205	242,848	165,516
Total expenses	180,048	122,074	675,794	420,689

Remeasurement of Series E units	(1,356)	(1,007)	2,100	(5,119)
Remeasurement of preferred shares	(2,530)	(3,810)	(4,830)	(6,158)

Net loss	(11,347)	(9,992)	(47,948)	(33,092)

Noncontrolling interest	3,558	3,751	14,353	14,965
Dividends on preferred shares	5,569	5,569	22,276	18,928

Net loss attributable to common shareholders	$(20,474)	$(19,312)	$(84,577)	$(66,985)

Weighted-average shares outstanding–basic and diluted	208,045,996	211,473,906	210,600,111	196,348,757

Net loss attributable to common shareholders per share–basic and diluted	$(0.10)	$(0.09)	$(0.40)	$(0.34)

Non-GAAP Financial Measures
FFO and Core FFO attributable to common share and unit holders
The following is a reconciliation of net loss attributable to common shareholders to FFO attributable to common share and unit holders and Core FFO attributable to common share and unit holders for the quarters and years ended December 31, 2015 and 2014 (amounts in thousands, except share and per share data):

	For the Three Months Ended December 31,		For the Years Ended December 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net loss attributable to common shareholders	$(20,474)	$(19,312)	$(84,577)	$(66,985)
Adjustments:
Noncontrolling interests in the operating partnership	3,657	3,791	14,510	15,229
Depreciation and amortization of real estate assets	60,714	45,513	235,002	159,286
FFO attributable to common share and unit holders	$43,897	$29,992	$164,935	$107,530
Adjustments:
Acquisition fees and costs expensed	5,280	6,465	19,577	22,386
Noncash share-based compensation expense	782	691	3,125	2,586
Remeasurement of Series E units	1,356	1,007	(2,100	5,119
Remeasurement of preferred shares	2,530	3,810	4,830	6,158
Core FFO attributable to common share and unit holders	$53,845	$41,965	$190,367	$143,779
Weighted-average number of FFO shares and units (1)	262,322,640	265,750,550	264,876,755	250,625,401
Per FFO share and unit:
FFO attributable to common share and unit holders	$0.17	$0.11	$0.62	$0.43
Core FFO attributable to common share and unit holders	$0.21	$0.16	$0.72	$0.57

(1)
Includes weighted-average common shares outstanding and assumes full conversion of all operating partnership units outstanding, including 14,440,670 Class A units, 31,085,974 Series C convertible units, 4,375,000 Series D convertible units and 4,375,000 Series E convertible units at December 31, 2015 and 2014.

FFO attributable to common share and unit holders is a non-GAAP measure that we calculate in accordance with the White Paper on FFO approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), which defines FFO as net income or loss calculated in accordance with GAAP, excluding extraordinary items, as defined by GAAP, gains and losses from sales of depreciable real estate, plus real estate-related depreciation and amortization (excluding amortization of deferred financing costs and depreciation of non-real estate assets), and after adjustment for unconsolidated partnerships and joint ventures.
Core FFO attributable to common share and unit holders is a non-GAAP financial measure that we use as a supplemental measure of our performance. We compute this metric by adjusting FFO attributable to common share and unit holders for (i) acquisition fees and costs expensed incurred with business combinations and the acquisition of individual properties, (ii) noncash share-based compensation expense and (iii) noncash fair value adjustments associated with remeasuring our Series E convertible units liability and preferred shares derivative liability to fair value.
We present FFO attributable to common share and unit holders, as well as on a per FFO share and unit basis, because we consider this metric to be an important measure of the performance of real estate companies, as do many analysts in evaluating the Company. We believe that FFO attributable to common share and unit holders is a helpful measure of a REIT’s performance since this metric excludes depreciation, which is included in computing net income and assumes that the value of real estate diminishes predictably over time. We believe that real estate values fluctuate due to market conditions and in response to inflation.
We also believe that Core FFO attributable to common share and unit holders, as well as on a per FFO share and unit basis, are helpful to investors as supplemental measures of the operating performance of the Company as they allow investors to compare our operating performance to prior reporting periods without the effect of certain items that, by nature, are not comparable from period to period.
FFO attributable to common share and unit holders and Core FFO attributable to common share and unit holders are not a substitute for net cash flows from operating activities or net income / (loss) per share, as determined in accordance with GAAP, as a measure of our liquidity, operating performance or ability to pay dividends. These measures also are not necessarily indicative of cash available to fund future cash needs. Because other REITs may not compute these measures in the same manner, they may not be comparable among REITs.
Reconciliation of Initially Leased Property NOI to Net Loss
Initially Leased Property NOI is a supplemental non-GAAP financial measure that we define as rents and fees from single-family properties and tenant charge-backs, less property operating expenses for initially leased single-family properties. Initially Leased Property NOI excludes remeasurement of preferred shares, remeasurement of Series E convertible units, depreciation and amortization, acquisition fees and costs expensed, noncash share-based compensation expense, interest expense, general and administrative expense, property operating expenses for vacant single-family properties and other, and other revenues.
We consider Initially Leased Property NOI to be a meaningful financial measure because we believe it is helpful to investors in understanding the operating performance of our initially leased single-family properties. It should be considered only as a supplement to net income / (loss) as a measure of our performance. Initially Leased Property NOI should not be used as a measure of the Company’s liquidity, nor is it indicative of funds available to fund the Company’s cash needs, including its ability to pay dividends or make distributions. Initially Leased Property NOI also should not be used as a substitute for net income / (loss) or net cash flows from operating activities (as computed in accordance with GAAP).
The following is a reconciliation of net loss, determined in accordance with GAAP, to Initially Leased Property NOI for the quarters and years ended December 31, 2015 and 2014 (amounts in thousands):

	For the Three Months Ended December 31,		For the Years Ended December 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net loss	$(11,347)	$(9,992)	$(47,948)	$(33,092)
Remeasurement of preferred shares	2,530	3,810	4,830	6,158
Remeasurement of Series E units	1,356	1,007	(2,100)	5,119
Depreciation and amortization	62,163	47,205	242,848	165,516
Acquisition fees and costs expensed	5,280	6,465	19,577	22,386
Noncash share-based compensation expense	782	691	3,125	2,586
Interest expense	27,874	9,379	89,413	19,881
General and administrative expense	6,409	5,879	24,906	21,947
Property operating expenses for vacant single-family properties and other	2,068	4,129	15,018	22,899
Other revenues	(1,885)	(543)	(6,665)	(1,590)
Initially Leased Property NOI	$95,230	$68,030	$343,004	$231,810

Contact:
American Homes 4 Rent
Investor Relations
Phone: (855) 794-2447
Email: investors@ah4r.com

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “will,” “predicted,” “likely,” or other words or phrases of similar import. Such statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of AMH or ARPI to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the ability of ARPI to obtain the required stockholder approval to consummate the proposed mergers; the satisfaction or waiver of other conditions in the Agreement and Plan of Merger, dated as of December 3, 2015, by and among ARPI and AMH, among others (the “Merger Agreement"); the outcome of any legal proceedings that may be instituted against AMH, ARPI and others related to the Merger Agreement; the ability of third parties to fulfill their obligations relating to the proposed transactions; the risk that the mergers or the other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by the parties or at all; the ability of AMH to successfully integrate pending transactions and implement its operating strategy; changes in economic cycles; competition within the single-family residential rental industry; and the demand for and market acceptance of AMH’s and ARPI’s properties for rental purposes. Although AMH and ARPI believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this document will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by AMH or ARPI or any other person that the results or conditions described in such statements or the objectives and plans of AMH or ARPI will be achieved. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in AMH’s and ARPI’s SEC reports, including, but not limited to, in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by AMH with the SEC on March 3, 2015, and in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by ARPI with the SEC on March 16, 2015. Any forward-looking statement speaks only as of the date of this report and neither AMH nor ARPI undertakes any obligation to update or revise any forward-looking statements, whether as a result of new developments or otherwise.

Additional Information about the Proposed Transaction and Where to Find it

In connection with the proposed transactions, AMH has filed with the SEC a registration statement on Form S-4, which was declared effective on January 20, 2016, that includes a proxy statement of ARPI and also constitutes a prospectus of AMH. The definitive prospectus/proxy statement was mailed to ARPI’s stockholders beginning on January 28, 2016.

AMH and ARPI may also file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/PROXY STATEMENT, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY AMH OR ARPI IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus/proxy statement and other relevant documents filed by AMH and ARPI with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by AMH with the SEC are available free of charge on its website at www.americanhomes4rent.com, or by contacting Investor Relations at (855) 794-2447. Copies of the documents filed by ARPI with the SEC are available free of charge on its website at www.amresprop.com, or by contacting Investor Relations at (480) 474-4800.

AMH and ARPI and their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. You can find information about AMH’s trustees and executive officers in AMH’s definitive proxy statement filed with the SEC on April 2, 2015 in connection with its 2015 annual meeting of shareholders. You can find information about ARPI’s directors and executive officers in ARPI’s definitive proxy statement filed with the SEC on April 17, 2015 in connection with its 2015 annual meeting of stockholders. Additional information regarding the interests of such potential participants is included in the prospectus/proxy statement and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from AMH or ARPI using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.